UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KIRKLAND’S, INC.

(Exact name of the registrant as specified in its charter)

Tennessee	000-49885	62-1287151
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5310 Maryland Way Brentwood, Tennessee	37027
(Address of principal executive offices)	(Zip code)

Carter R. Todd, Senior Vice President, General Counsel and Corporate Secretary (615) 872-4800

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 -- Conflict Mineral Disclosure

Item 1.01 – Conflicts Minerals Disclosure and Report

Introduction

This report for the year ended December 31, 2023 is presented to comply with Rule 13p-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants that manufacture or “contract to manufacture” products containing conflict minerals that are necessary to the functionality or production of those products.

Kirkland’s, Inc. is a specialty retailer of home décor and furnishings in the United States. As of February 3, 2024, the Company operated a total of 330 stores in 35 states as well as an e-commerce website, www.kirklands.com, under the Kirkland’s Home brand. Throughout this report, “Kirkland’s”, “we”, “us” or “our” means Kirkland’s Inc. and its consolidated subsidiaries. We provide our customers with an engaging shopping experience characterized by a curated, affordable selection of home décor and furnishings along with inspirational design ideas. This combination of quality and stylish merchandise, value pricing and a stimulating in-store and online environment provides our customers with a unique brand experience. Our main product categories include holiday décor, furniture, textiles, decorative accessories, art, home fragrance, ornamental wall décor, mirrors, housewares, lighting, artificial floral products, outdoor and gift.

Our buyers work closely with our merchandise vendors to identify and develop stylish products that appeal to a broad base of customers while reflecting the latest trends. These products are often proprietary, the result of the development collaboration between our buyers and our vendors. In most cases, this exclusive merchandise is the result of our buying team’s experience in interpreting market and merchandise trends in a way that appeals to our customers. For this reason, it may be considered that we “contract to manufacture” some of our merchandise, subjecting that merchandise to evaluation and reporting under the Rule.

Conflict Minerals Compliance Program

Kirkland’s, Inc. has implemented a conflicts minerals compliance program and incorporated it into our overall corporate compliance program. As part of that program, we adopted the following policy with respect to conflict minerals.

Kirkland’s is committed to full compliance with the SEC’s Conflict Minerals rule and the ethical sourcing of all of our products. Our goal is to work with our suppliers to determine that all products we manufacture or contract to manufacture are “conflict free”, that is, that they either do not contain tin, tantalum, tungsten, or gold, or if they do, that these metals come from non-conflict sources, as identified in the SEC’s Conflict Mineral rule. While recognizing that the global supply chain tracing of these materials is complex, Kirkland’s will continue to evaluate and improve its process for ensuring that its products are “conflict free”.

The conflict minerals policy is posted on Kirkland’s social compliance website at www.kirklands.com under “Corporate Responsibility”. Furthermore, our vendor quote sheet, which is used to gather information about any products before we place a purchase order, states that Kirkland’s will not purchase any products that contain conflict minerals sourced from the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) unless Kirkland’s had no role in designing the item or such conflict minerals were obtained solely from scrap or recycled materials. Vendors must be able to provide documentation that any conflict mineral used in any products that Kirkland’s had a role in designing were either obtained solely from scrap or recycled materials or were not sourced from any of the Covered Countries. In addition to our quote sheet, Kirkland’s vendor alliance guide includes our conflict mineral policy. Every vendor must sign an acknowledgment agreeing to comply with Kirkland’ policies, including our conflict minerals policy, as stated in the vendor alliance guide. The vendor alliance guide requires each vendor to agree that all products sold by the vendor to Kirkland’s will either not contain tin, tantalum, tungsten, or gold or if they do, these metals will be sourced from non-conflict sources, such as recycled or scrap metal, or from countries other than the Covered Countries. The vendor alliance guide also specifically states that if any vendor fails to provide Kirkland’s with this signed acknowledgment, then Kirkland’s has cause to cancel any existing orders and cease business with such vendor.

Due Diligence and Reasonable Country of Origin Inquiry Process and Results

In conjunction with adopting our conflict minerals program, we undertook an assessment of products that Kirkland’s contracted to manufacture that may contain any conflict minerals. If any of conflict minerals were in any product that Kirkland’s contracted to manufacture, Kirkland’s then sent a letter to the vendors of these products, setting a specified deadline for response. The letter asked the vendors if the product sold to Kirkland’s contained any conflict minerals. We then inquired if those metals were obtained from recycled or scrap sources. If the vendor responded that the products it supplied did contain conflict minerals that were not obtained from recycled or scrap sources, we then asked the vendor to complete a Reasonable Country of Origin (“RCOI”) questionnaire and return that questionnaire to Kirkland’s by a specified deadline.

We followed up with each vendor that either (a) failed to respond by the specified deadline, (b) indicated there is a conflict mineral in a product supplied by the vendor, or (c) responded that it did not know whether there were any conflict minerals in the products it supplied. Only four vendors in the initial RCOU inquiry (a small percentage of the vendors that responded), all located in China, indicated that a conflict mineral was present in one or more products that Kirkland’s contracted to manufacture. The only conflict mineral that was reported by those four vendors was tin, and almost all of the products that Kirkland’s contracted to manufacture that contained tin were lamps, which contain some tin in each light bulb socket. All four of those vendors indicated that the tin was sourced from mines located within China.

As part of our initial RCOI inquiry, we took note of the fact that more than 95% of all of our products are sourced from within China, and of the hundreds of vendors polled, only four of the vendors of products that Kirkland’s contracted to manufacture who responded to our inquiries indicating that the products they supplied included tin (the only conflict mineral cited) and sourced the tin in China. We also took note of the fact that we currently do not purchase products from any vendors in Africa, and to the best of our knowledge, none of the merchandise we carry is made in any African country. We do not believe that we have done business with any vendors located in any of the Covered Countries, and in fiscal 2023, we sourced our merchandise approximately 73% from China, 14% from India, 8% from the United States, 3% from Vietnam and 2% from other countries.

Reasonable Country of Origin Inquiry Conclusion

Based on the initial RCOI that we conducted, as described in this Report, as well as the requirement that each of our vendors agree to the terms of our vendor alliance guide, we believe that all conflict minerals contained in products that we contracted to manufacture during 2023 either originated from recycled or scrap sources or from mines located in countries other than any of the Covered Countries.

This Specialized Disclosure Report is publicly available on the Company’s investor website at www.kirklands.com under “Investor and Media Relations – Corporate Governance – Governance”.

Item 1.02 – Exhibit

Not required

Section 2 -- Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

By:	/s/ Carter R. Todd	May 31, 2024
Name: Carter R. Todd
Title: Senior Vice President and General Counsel